The Wall Street Fund, Inc.
55 East 52nd Street
New York, NY 10055

August 1, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Wall Street Fund, Inc. (the “Fund”)
Securities Act Registration No.: 002-10822
Investment Company Registration No.: 811-00515

Dear Ms. Botkin:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Fund, is a Definitive Proxy Statement on Schedule 14A, in response to your oral comments of July 9, 2014 regarding the preliminary proxy statement filed by the Fund, on July 1, 2014.

For your convenience in reviewing the Fund’s responses, your comments are included in bold typeface immediately followed by the Fund’s responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.  In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*     *     *     *     *     *

Where a comment applies to disclosures that appear multiple times throughout the filing, the revisions made in response have been made in all instances where the disclosure appears, unless otherwise stated in the responses below.  The Fund’s responses to your comments are as follows:

1.	Staff Comment: With respect to Proposal 6, please confirm the language in the Proposal directly reflects the language of the Fund’s current fundamental restriction.

Response: We confirm that the language in Proposal 6 directly reflects the language of the Fund’s current fundamental restriction.

2.	Staff Comment: With respect to Proposal 8, please revise the Proposal to state directly what the modification to the fundamental investment restriction will be.

Response: The Fund has revised Proposal 8 to read as follows:

8.
To replace the Fund’s fundamental investment restriction which states that the Fund “may not issue senior securities” with a fundamental investment restriction stating that the Fund “may not issue senior securities except as permitted by the 1940 Act or other governing statute, by the Rules thereunder, or by the SEC or other regulatory agency with authority over the Fund.”

3.	Staff Comment: Wherever a reference is made to the proxy solicitation firm, please use the specific name of the firm, as required by Item 4(a)(2) of Schedule 14A.

Response: The Fund has made the requested revisions, including adding specific references to AST Fund Solutions, the proxy solicitation firm that the Fund has retained.

4.
Staff Comment: Please include the disclosure required by Item 4(a)(3) of Schedule 14A, stating: (i) the material features of any contract or arrangement with the proxy solicitation firm; and (ii) the cost or anticipated cost thereof.

Response:  The Fund refers to the disclosure included on page 4 of the proxy statement, which states that the Fund has retained AST Fund Solutions to assist in the solicitation of proxies for a fee of $7,750, plus reimbursement for out-of-pocket expenses.

5.
Staff Comment: With respect to the last sentence of the first full paragraph on page 5 of the Q&A concerning Proposal 5, please explain the effect of the statement “As a matter of current operating policy, the Fund does not currently invest more than 15% of its net assets in securities that are illiquid or otherwise not marketable, but may in the future,” given the Fund’s current fundamental restriction appears to prohibit any investments in illiquid securities.

Response: The Fund has revised the above-referenced sentence to state that the Fund does not invest in securities that are illiquid or otherwise not marketable as a matter of current operating policy.

6.	Staff Comment: With respect to the discussion of Proposal 5, please clarify that the Fund does not currently invest in illiquid securities but could do so in the future.

Response: The Fund has made the requested revision.

7.	Staff Comment: With respect to the discussion of Proposal 5, please include disclosure in the proxy statement stating the risks of investing in illiquid securities.

Response: The Fund has added the following disclosure to the discussion of proposal 5 in the proxy statement:

“Illiquid securities may be difficult for the Fund to value or dispose of due to the absence of an active trading market.  The sale of some illiquid securities by the Fund may be subject to legal restrictions, which could be costly to the Fund.  There is also a risk that the Fund’s investments in illiquid securities may reduce the return of the Fund because it may be unable to sell such illiquid securities at an advantageous time or price.”

8.
Staff Comment: With respect to the statement on page 5 of the Q&A concerning Proposal 5, which states that the elimination of the fundamental policy could simplify compliance monitoring, please clarify what is meant by this statement.

Response: The Fund has revised the above-referenced disclosure on page 5 of the Q&A as follows:

“EWM does not intend to materially change the manner in which it manages the Fund with respect to the elimination of this policy, but the elimination could provide the Fund additional flexibility to pursue its investment strategies and objectives, and could simplify the process of monitoring compliance with the Fund’s fundamental investment restrictions.”

9.
Staff Comment: With respect to the statement on page 5 of the Q&A concerning Proposal 6 which states that the elimination of the fundamental policy could simplify compliance monitoring, please clarify what is meant by this statement.

Response: The Fund has revised the above-referenced disclosure on page 5 as follows:

“EWM does not intend to materially change the manner in which it manages the Fund with respect to the elimination of this policy, but the elimination could provide the Fund additional flexibility to pursue its investment strategies and objectives, and could simplify the process of monitoring compliance with the Fund’s fundamental investment restrictions.”

10.
Staff Comment: Please clarify what is meant by the statement on page 5 of the Q&A that “EWM monitors, and will continue to monitor, the securities of any issuer any of whose officers, directors, trustees or security holders is an officer or director of the Fund or EWM.”

Response: The Fund has deleted the above-referenced disclosure from the proxy statement.

11.
Staff Comment: In the discussion of Proposal 8 in the Q&A, please revise the statement that the policy will be modified to “invest in senior securities…” to indicate that the policy will be modified to permit the Fund to “issue senior securities...”

Response: The Fund has made the requested revision.

12.	Staff Comment: On page 11 of the proxy statement, and anywhere else where the term appears, please replace references to “shares of stock of the Fund” with references to “shares of the Fund.”

Response: The Fund has made the requested revision.

13.
Staff Comment: Please revise disclosures concerning the Fund’s expense limitation agreement to address whether the fee waivers and expense reimbursements thereunder are subject to recoupment by the investment adviser.

Response: The Fund has added disclosures to the discussion of the Fund’s expense limitation agreement to clarify that the Fund’s investment adviser has the right to receive reimbursement for fee reductions and/or expense payments made in the prior three fiscal years provided that after giving effect to such reimbursement, the Fund’s total annual fund operating expenses after such waiver/reimbursement do not exceed 1.00% of average daily net assets in the year of reimbursement.

14.
Staff Comment: Please make the statement that Proposal 2 is contingent upon approval of Proposals 1 and 3-8 appear in bold typeface or otherwise highlighted so that they are clearly seen by shareholders.

Response: The Fund has made the appropriate statements appear in bold typeface.

15.
Staff Comment: With respect to the discussion of Proposals 4-8 in the proxy statement, please include a copy of the current fundamental investment restriction in quotations so that the shareholder may clearly identify what is being eliminated or modified.

Response: The Fund has made the requested revisions.

16.
Staff Comment: Please clarify disclosures in the proxy statement to make clear to shareholders what will happen if Proposal 2 is approved, but none or only some of Proposals 1 and 3-8 are not approved.

Response: The Fund has added the following sentence to the above-referenced disclosures:

“If Proposal 2 is approved but none or only some of Proposals 1 and 3-8 are approved, the Reorganization will not take effect.”

17.
Staff Comment: Please make the following disclosure on page 17 of the proxy statement appear in bold typeface: “It is expected, however, that EWM will periodically re-evaluate payment of these expenses, as well as any additional shareholder servicing costs that may be incurred in the future, and determine whether to seek reimbursement or payment of these expenses by the Fund consistent with applicable law and subject to Board approval.”

Response: The Fund has made the requested revision and has further enhanced the disclosure on this issue.

18.
Staff Comment: With respect to the statement “EWM does not intend to materially change the manner in which it manages the Fund with respect to the elimination of the policy…” on page 22 relating to Proposal 5, please explain the extent to which the Fund expects to invest in illiquid securities if Proposal 5 is approved.

Response: The Fund confirms supplementally that it does not currently hold illiquid securities and does not currently intend to invest in such securities.

19.
Staff Comment: Confirm if Proposal 6 is approved, any acquired fund fees and expenses will be disclosed in the Fund’s fees and expenses of the Fund table in its Prospectus as required by Item 3 of Form N-1A.

Response: The Fund confirms supplementally that, if Proposal 6 is approved, any acquired fund fees and expenses will be disclosed in the Fund’s fees and expenses of the Fund table in its Prospectus as required by Item 3 of Form N-1A.

20.
Staff Comment: Please include the statement that Proposal 2 is contingent upon approval of proposals 1 and 3-8 on the proxy card, in a manner that can be clearly seen by shareholders (i.e. in a prominent location, bold typeface).

Response: The Fund has made the requested revision.

If you have any additional questions or require further information, please contact the Fund’s administrator, U.S. Bancorp Fund Services, LLC, Rachel A. Spearo, Esq., at (414) 765-5384.

Sincerely,

/s/ Ruth P. Calaman

By: The Wall Street Fund, Inc.
Ruth P. Calaman
Secretary